UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2009

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From              To             .

Commission file number 001-13619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN & BROWN, INC.

EMPLOYEES’ SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN & BROWN, INC.

220 SOUTH RIDGEWOOD AVENUE

DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees

Brown & Brown, Inc. Employees’ Savings Plan and Trust

Daytona Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in the net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hancock Askew & Co., LLP

Savannah, Georgia
June 29, 2010

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS

CASH	$1,007,123	$452,198

INVESTMENTS:
Participant directed—at fair value:
Money market fund	—	18,054,819
Registered investment companies (mutual funds)	141,626,450	98,305,324
Employer common stock	27,343,759	36,892,314
Pooled separate account	53,695,927	30,731,615
Personal choice retirement account	9,004,749	7,929,576
Participant loans	5,689,580	4,936,792

Total investments	237,360,465	196,850,440

RECEIVABLES	4,732,698	4,403,055

TOTAL ASSETS AVAILABLE FOR BENEFITS, at fair value	243,100,286	201,705,693

BENEFITS PAYABLE	(33,480)	—

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	243,066,806	201,705,693

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(107,177)	228,026

NET ASSETS AVAILABLE FOR BENEFITS	$242,959,629	$201,933,719

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Investment income:
Interest on participants’ loans	$328,711
Dividend income	3,262,240
Other income	438,753
Net appreciation in fair value of investments	23,358,455

Total investment income	27,388,159

Contributions:
Participant	18,118,242
Employer	11,880,141
Rollovers from other qualified plans	3,312,375

Total contributions	33,310,758

Total additions	60,698,917

DEDUCTIONS:
Benefits paid to participants	19,632,488
Administrative expenses	40,519

Total deductions	19,673,007

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	41,025,910

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	201,933,719

NET ASSETS AVAILABLE FOR BENEFITS —End of year	$242,959,629

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General —The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and whom are expected to complete a year of service (1,000 hours) are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its U. S. subsidiaries (the “Employer”) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Benefit Payments —Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.

Administration —The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits Web site accessible to employee of the Employer or from the Administrator. Diversified Investment Advisors, Inc. (“Diversified”) served as the recordkeeper of the Plan and Investors Bank & Trust Company of Boston, Massachusetts (the “ Prior Trustee”), served as the trustee of the Plan through June 30, 2009. Effective July 1, 2009, Schwab Retirement Plan Services, Inc (“Schwab”)served as the recordkeeper of the Plan and Charles Schwab Trust Company, a division of Charles Schwab Bank (the “Trustee”) served as the trustee of the Plan.

Administrative Expenses —All investment-related expenses are charged against Plan earnings or are paid by the Plan. All other expenses are paid by the Employer.

Contributions —Participants may elect to contribute, subject to certain limitation, any percentage of annual compensation as contributions to the Plan, up to the allowable limits specified in the Internal Revenue Code. The Employer makes matching contributions to the Plan of 100% of each participant’s contribution, not to exceed 2.5% of each participant’s eligible compensation on a pay-period basis. The Plan permits the Board of Directors of the Employer to authorize optional profit-sharing contributions allocated to participants based on eligible compensation. The Board authorized an optional profit-sharing contribution of 1.5% of eligible compensation, up to a maximum of $245,000 for all eligible employees for the year ended December 31, 2009.

Vesting —Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions and optional profit sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and to reduce future Employer contributions. As of December 31, 2009, forfeited amounts available to offset future Employer contributions were approximately $533,000. During the year ended December 31, 2009, approximately $325,000 of forfeited amounts were used to offset Employer contributions.

Investment Income and Expenses —Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not paid by the Employer and not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.

Participant Loans —A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable each pay period for periods generally up to five years, are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2009, interest rates ranged from 4.25% to 10.5%.

Plan Termination —Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting —The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments —The Plan’s investments in money market funds, mutual funds, Employer common stock, and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the pooled separate accounts is based upon the value of the underlying assets as determined by the Trustee’s valuation. The contract value of participation units owned in the pooled separate accounts are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

The Plan invests in fully benefit-responsive investment contracts held in the Wells Fargo Stable Return Fund as of December 31, 2009 and the Diversified Stable Five Fund as of December 31, 2008. Investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Fair Value Measurements—As of the beginning of the fiscal year ended December 31, 2009 the Plan adopted a fair value measurement method that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2009 and 2008. As required by ASC Topic 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Bond funds	$37,300,676	$—	$—	$37,300,676
Growth funds	35,140,431	—	—	35,140,431
Index funds	33,653,620	—	—	33,653,620
Value funds	17,494,155	—	—	17,494,155
Growth and Income funds	16,376,612	—	—	16,376,612
Asset Allocation/Retirement Strategy funds	1,660,956	—	—	1,660,956

Total mutual funds	141,626,450	—	—	141,626,450

		—	—
Employer common stock	27,343,759	—	—	27,343,759
Personal choice accounts	9,004,749	—	—	9,004,749
Pooled separate accounts	—	53,695,927	—	53,695,927
Loans to participants	—	—	5,689,580	5,689,580

Total investments at fair value	$177,974,958	$53,695,927	$5,689,580	$237,360,465

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money market fund	$18,054,819	—	$—	$18,054,819
Registered investment companies (mutual funds)	98,305,324			98,305,324
Employer common stock	36,892,314	—	—	36,892,314
Personal choice accounts	7,929,576	—	—	7,929,576
Pooled separate accounts	—	30,731,615	—	30,731,615
Loans to participants	—	—	4,936,792	4,936,792

Total investments at fair value	$161,182,033	$30,731,615	$4,936,792	$196,850,440

Total Plan investment assets at fair value classified within level 3, consisting of the Plan’s loans to participants, were $5,689,580 and $4,936,792, as of December 31, 2009 and 2008, respectively. Such amounts were 2.4% and 2.5% of “Total investment assets” on the Plan’s statements of net assets available for benefits at fair value as of December 31, 2009 and 2008, respectively.

The table below presents a reconciliation for the year ended December 31, 2009 for all Level 3 assets that are measured at fair value on a recurring basis:

Participant Loans	2009
Balance at January 1	$4,936,792
New loans issued	2,958,295
Loan principal repayments	(1,792,983)
Transferred to other plans	(412,524)

Balance at December 31	$5,689,580

Risks and Uncertainties—Investments —The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are summarized as follows:

	2009	2008

Employer common stock	$27,343,759	$36,892,314
Columbia Large Cap Index Fund	26,452,700	—
Pimco Total Return Bond Administration Fund	23,366,172	—
Van Kempen Growth and Income Fund	16,376,612	—
Harbor Capital Appreciation Fund	16,267,924	—
Transamerica Institutional Money Market Fund	—	18,054,819
Transamerica Stock Index Fund	—	17,129,267
Transamerica Institutional Core Bond Fund	—	15,481,408
Transamerica Institutional Large Value Fund	—	11,282,428
Transamerica Institutional Large Growth Fund	—	9,932,598
Wells Fargo Stable Return Fund***	53,695,927	—
Diversified Stable Five Fund****	—	30,731,615

***	Wells Fargo Stable Return Fund is shown at fair value. Contract Value was $53,588,750 at December 31, 2009.
****	Diversified Stable Five Fund is shown at fair value. Contract Value was $30,959,641at December 31, 2008.

During the year ended December 31, 2009, the Plan’s investments appreciated in fair value as follows:

Amount

Mutual funds	$26,092,944
Employer common stock	(5,564,524)
Pooled separate accounts	2,052,504
Personal choice retirement accounts	777,531

Net appreciation in fair value of investments	$23,358,455

4.	INVESTMENT PROGRAMS

As of December 31, 2009, contributions to the Plan are invested in one or more of various investment fund options at the direction of each participant, including money market funds, mutual funds and Employer Company stock. The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 additional mutual funds. The Charles Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits.

Through June 30, 2009, Diversified managed a guaranteed pooled separate account of Transamerica Financial Life Insurance Company called the Stable Five Fund (the “Stable Five Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The investment in the contract is presented at fair value. An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of the pooled separate account and the balance of the Stable Five Fund. The crediting interest rate for this Diversified account for the six-month period ended June 30, 2009, was 3.75%. The average yield for this Diversified account for the six-month period ended June 30, 2009, was 4.00%.

Effective July 1, 2009, the investments in the Stable Five Fund was transferred to a guaranteed pooled separate account managed by Wells Fargo Bank called the Stable Return Fund (the “Stable Return Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The investment in the contract is presented at fair value. An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of the pooled separate account and the balance of the Stable Return Fund. The crediting interest rate for the Stable Return Fund for the six-month period ended December 31, 2009, was 3.32%. The average yield for the Stable Return Fund for the six-month period ended December 31, 2009, was 3.40%.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan’s Diversified and Transamerica Fund investments are managed by Diversified. The Plan’s investments also include Brown & Brown, Inc. common stock. Both of these represent party-in-interest transactions that qualify as exempt prohibited transactions.

6.	FEDERAL INCOME TAX STATUS

The Plan in effect from January 1, 2009 to June 30, 2009 was a nonstandardized prototype plan sponsored by Diversified. Diversified last received an opinion letter with respect to its prototype Plan on April 22, 2004. The Plan is entitled to limited reliance on the opinion letter received by Diversified with respect to compliance with the form requirements of the Internal Revenue Code (“IRC”). Effective July 1, 2009, the sponsor adopted the 401(k) non-standardized prototype plan sponsored by the Charles Schwab Company. Schwab last received an opinion letter with respect to its prototype plan on January 31, 2006. The Plan’s management believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Identity and Description of Issues	Current Value

Participant directed:
Mutual funds:
Alliance Bernstein International Value Fund	$7,144,131
Columbia Small Cap Index Fund	1,787,067
Columbia Small Cap Value Fund	4,786,137
Columbia Mid Cap Index Fund	1,831,823
Columbia Large Cap Index Fund	26,452,700
CRM Mid Cap Value Investor Fund	5,563,887
Dreyfus Bond Market Index Fund	4,212,227
Dreyfus International Stock Index Fund	3,582,030
Europacific Growth Fund	10,693,983
Harbor Capital Appreciation Fund	16,267,924
Morgan Stanley Mid Cap Growth Fund	4,492,810
Perimeter Small Cap Growth Fund	3,685,713
Pimco Real Return Bond Administration Fund	9,722,277
Pimco Total Return Bond Administration Fund	23,366,172
Russell Retirement Fund	13,691
Russell 2010 Strategy Fund	5,086
Russell 2015 Strategy Fund	248,858
Russell 2020 Strategy Fund	319,250
Russell 2025 Strategy Fund	330,578
Russell 2030 Strategy Fund	290,397
Russell 2035 Strategy Fund	329,332
Russell 2040 Strategy Fund	75,626
Russell 2045 Strategy Fund	43,662
Russell 2050 Strategy Fund	4,476
Van Kempen Growth & Income Fund	16,376,613

Total mutual funds	141,626,450

Employer common stock—at fair value*	27,343,759

Pooled separate account—at fair value— Wells Fargo Stable Return Fund	53,695,927

Self-directed:
Personal choice retirement account:
Money market fund—at fair value— Charles Schwab Money Market Fund	1,583,317
Non-interest bearing cash	7,907

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
A V I Biopharma Inc	$4,234
Abraxas Petroleum Corp	3,840
Accelrys Inc	8,595
Allianz SE Adr	2,500
Altus Pharmaceuticals	74
Alumina Limited Adr	13,100
American Express Co	12,845
American International Group	4,497
AMR Corp Del	773
AOL Inc	349
Applied Materials Inc	4,220
ATP Oil & Gas Corp	18,280
Baidu Com Inc Adr	37,011
Bank of America Corp	10,236
BankAtlantic Bncrp A New	100
BB&T Corporation	62,918
Black Hawk Expl Inc	640
Boeing Co	5,676
Boston Scientific Corp	2,250
BP PLC Adr	11,764
Bristol-Myers Squibb Co	10,100
Employer common stock*	4,492,500
Capital Gold Corporation	8,910
Chesapeake Energy Corporation	5,176
China Precision Steel	7,790
Chindex International	10,597
Chubb Corp	49,180
Cisco System Inc	19,751
Citigroup Inc	64,926
Coca Cola Company	17,799
Colgate Palmolive Co	12,849
Comcast Corp New Cl A	20,232
ConocoPhillips	18,873
Cotton & Western Mining New	125
Coventry Health Care Inc	2,429
Deep Down Inc	26,000
Deere & Co	5,588
Dell Inc	8,616
Devon Energy CP New	7,350
Diageo PLC	13,882
Duke Energy Corp New	7,436
E-Trade Financial Corp	1,760
Ebay Inc	5,294
Exxon Mobil Corporation	68,190
Fannie Mae	4,720
FedEx Corporation	3,338

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Ford Motor Company New	$30,000
Fortescue Metal Ord New	3,993
Fox Petroleum Inc	40
FPL Group Inc	8,288
Franklin Resources Inc	10,535
Freddie Mac	4,410
Frontier Communications Corp	4,925
General Electric Company	80,847
Genworth Finl Inc	1,362
Goldman Sachs Group Inc	5,234
Google Inc Class A	150,655
Gushan Environmental Adr	9,900
Hallmark Finl Services New	23,880
Hartford Finl Svcs Grp Inc	3,489
Home Depot Inc	9,158
Honeywell International	4,142
Intel Corp	6,388
Intl Business Machines	130,900
J P Morgan Chase & Co	8,334
LDK Solar Co Ltd	1,402
McDonalds Corp	9,789
Medtronic Inc	8,796
Melco Pbl Entmt LTD Adr	23,520
Microsoft Corp	44,150
Motorola Incorporated	3,167
Munich RE Group	3,118
Nabors Industries Ltd	6,567
Nokia Corp Spon Adr F	5,140
Paccar Inc	1,814
Petrohawk Energy Corp	53,426
Pfizer Incorporated	32,712
Procter & Gamble Co	15,264
Provident Energy Trust	6,720
Reliant Resources Inc	297
Republic Svcs Inc	1,416
Research In Motion Ltd	27,016
Rio Tinto PLC Sponsored ADR	21,539
Saba Software Inc New	12,296
Shoppers Drug Mart Corp	8,663
Silvercorp Metals Inc	6,600
Simcere Pharma Gp Adr	20,956
Southwest Airls Co	6,858
Spongetech Delivery Sys	750
Stone Energy Corp	18,050
SunTrust Banks Inc	60,870
Tesco Corp	6,455

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Teva Pharmaceutical Industries	11,236
Tibco Software Inc	9,630
Time Warner Cable Inc	1,780
Time Warner Inc New	5,142
Transocean Inc New	12,420
Travelers Companies Inc	49,860
United Technologies Corp	13,959
UnitedHealth Group Inc	12,204
US Bancorp Del New	45,020
Verizon Communications	5,276
Washington Mutual Inc	21
Wells Fargo & Co New	5,470
Windstream Corp	10,116
Wisdomtree Trust	15,466
XL Cap LTDA Shs	1,833
3M Company	12,563
3SBio Inc Adr	19,166

Total corporate common stocks	6,232,306

	(Continued	)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):

Mutual funds:

American Beacon Largecap Val	$16,639
American Century Benham Target Mat T	11,727
American Century Inflation Adj Bond	5,143
Artisan International Fund	10,734
Cgm Focus Fund	36,140
Columbia Value and Restructuring Z	22,446
Direxion Latin America Bull 2X Fund	908
Dodge & Cox International Stock Fund	19,733
Driehaus Emerging Mkts Growth Fd	72
Federated Adj Rate Sec Inst’l Shs	9,962
Forward Intl Small Co Fd Inv Class	6,694
Gabelli Asset Fund	14,249
Harding Loevner Emerging Markets	3,580
Hersha Hospitality Trust	3,149
Ishares Silver Tr	16,539
Janus Contrarian Fund Class T	32,501
Janus Enterprise Fund Class T	18,056
Janus Growth & Income Fund Class T	6,167
Janus Orion Fund Class T	3,370
Janus Overseas Fund Class T	43,295
Janus Research Fund Class T	10,427
Janus Triton Fund Class T	3,746
Loomis Sayles Bond Fund Cl R	4,568
Loomis Sayles Small Cap	19,694
Manning & Napier World	12,005
Matthews Dragon Ctry China Fd Cl I	2,101
Metropolitan West Low Duration Bond	11,508
Penn West Energy Trust	8,800
Perkins Mid Cap Value Fund Class T	27,057
Pimco Total Return Fund Cl D	5,225
Powershares DB Commodity Index	16,003
Schwab Core Equity Fund	31,958
Schwab Health Care Fund	4,002
Schwab Intl Index Fd	309
Schwab Total Stk Mkt Sel	998
Schwab Yield Plus Fd	498
Scout International Fund	42,866
Selected American Shares	13,119
T Rowe Price New America Growth Fund	5,668
T Rowe Price Spectrum Growth Fund	8,136
The Delafield Fund	20,780
Transamerica EquityP	17,407
Vanguard Intl Growth Portfolio	7,604
Vanguard Total Intl Stock Index Fd	9,475

Total mutual funds	565,058

	(Continued	)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):

Preferred Stock:

Bank of Amer Ser 1 Pfd	$4,040
Bank of America 7.25% Pfd	6,690
Wells Fargo L 7.5% Pfd	9,180

Total preferred stock funds	19,910

Unit Trust:
Claymore Exchange Traded Fd	27,514
Direxion Shs Etf Tr	3,886
Ishares Msci Grmny Idx F	20,780
Ishares Msci Jpn Idx Fdf	18,438
Ishares Tr Gs Investop	14,685
Ishares Tr Lehman Bd Fd	22,150
Ishares Tr Russell 2000 Index Fd	42,334
Ishares Trust	15,372
Ishares Trust Etf	54,147
Ishares Trust Index Fund	38,372
Powershares QQQTrust Ser 1	20,816
Proshares Tr Ultra Finl	16,174
Proshares Tr Ultra Rusll	17,231
Proshares Trust Ultra	20,192
Proshares Ultra Dow 30	7,933
Proshs Ultrashrt S&P 500	10,515
Spdr Gold Trust	36,807
Spdr S&P Emerging Asia	14,836
Spdr Series Trust Etf	15,362
United Sts Nat Gas Fd LP	25,200
Vanguard Intl Equity Index	46,968
Vanguard Total Stock Mkt	106,539

Total unit trust funds	596,251

Total personal choice retirement account	9,004,749

Participant loans (bearing interest at rates ranging between 4.25% and 10.5%, maturing over periods generally up to five years)	5,689,580

TOTAL ASSETS HELD FOR INVESTMENT	$237,360,465

*A party-in-interest (Note 5).

Cost information is not required to be provided as these investments are participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.

(Concluded)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEES’ SAVINGS PLAN AND TRUST

	By:	BROWN & BROWN, INC.

Date: June 29, 2010	By:	/S/ CORY T. WALKER
Cory T. Walker
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.